SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13D [Rule 13d-101]
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No. 15)
AMDOCS LIMITED (Name of Issuer)
Ordinary Shares, par value £0.01 (Title of Class of Securities)
G02602 10 3 (CUSIP Number)
Wayne Wirtz, Esq. AT&T Inc. 208 S. Akard St., Room 3024 Dallas, TX 75202 (214) 757-3344 (Name and Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
August 21, 2009 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [   ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP NO. G02602 10 3		13D	Page 2 of 6
1		NAME OF REPORTING PERSON	AT&T Inc.
(formerly known as SBC Communications Inc.)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions)
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	6,200,000
	8	SHARED VOTING POWER	3,767,152
	9	SOLE DISPOSITIVE POWER	6,200,000
	10	SHARED DISPOSITIVE POWER	3,767,152
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	9,967,152
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	4.8%
14		TYPE OF REPORTING PERSON (see instructions)	HC

CUSIP NO. G02602 10 3		13D	Page 3 of 6
1		NAME OF REPORTING PERSON	AT&T International, Inc.
(formerly known as SBC International, Inc.)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	3,267,152
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	3,267,152
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,267,152
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	1.6%
14		TYPE OF REPORTING PERSON (see instructions)	CO

CUSIP NO. G02602 10 3		13D	Page 4 of 6
1		NAME OF REPORTING PERSON	AT&T Option Delivery, LLC
(formerly known as SBC Option Delivery L.L.C.)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	500,000
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	500,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	500,000
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	0.2%
14		TYPE OF REPORTING PERSON (see instructions)	OO

AMENDMENT NO. 15 TO SCHEDULE 13D
RELATING TO ORDINARY SHARES
OF AMDOCS LIMITED

This statement on Schedule 13D filed on February 22, 2000 (the "Original 13D"), as amended by Amendment No. 1 filed on February 22, 2001, Amendment No. 2 filed on February 27, 2001, Amendment No. 3 filed on June 21, 2001, Amendment No. 4 filed on December 7, 2001, Amendment No. 5 filed on December 7, 2001, Amendment No. 6 filed on January 31, 2002, Amendment No. 7 filed on September 9, 2002, Amendment No. 8 filed on November 14, 2002, Amendment No. 9 filed on June 17, 2004, Amendment No. 10 filed on September 27, 2004, Amendment No. 11 filed on December 28, 2004, Amendment No. 12 filed on November 3, 2005, by AT&T Inc. (formerly known as SBC Communications Inc.) ("AT&T"), Amendment No. 13 filed on March 21, 2007, and Amendment No. 14 filed on August 26, 2009, is hereby further amended to report a typographical error in Amendment No. 14.

Item 1.	Security and Issuer.

This statement relates to the Ordinary Shares, par value £0.01 (the "Shares"), of Amdocs Limited, a company organized under the laws of the Island of Guernsey. The Shares trade on the New York Stock Exchange under the symbol "DOX". The principal executive office of the Company is Suite 5, Tower Hill House Le Bordage, St. Peter Port, Island of Guernsey, XO GY1 3QT.

Item 2.	Identity and Background.

(c)
The name and principal occupations of each executive officer and director of AT&T, AT&T International, Inc. (“ATTI”), and AT&T Hedging Management, LLC (formerly known as SBC Hedging Management L.L.C.) (as manager of AT&T Option Delivery, LLC (“ATTOD”)) are set forth in Exhibit 1 hereto, and incorporated herein by reference. The principal business address for the named individuals on Exhibit 1 is 208 S. Akard St., Room 3241, Dallas, Texas, 75202, USA.

Item 4.	Purpose of Transaction.

In Amendment No. 14, there was a typographical error on page 2, lines 8 and 10.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

AT&T Inc.
Dated:	August 27, 2009	By:	/s/ Rayford Wilkins, Jr.
Rayford Wilkins, Jr.
Chief Executive Officer – AT&T Diversified Businesses

AT&T International, Inc.
Dated:	August 27, 2009	By:	/s/ Rayford Wilkins, Jr.
Rayford Wilkins, Jr.
President and Chairman of the Board

AT&T Option Delivery, LLC By AT&T Hedging Management, LLC, Manager of AT&T Option Delivery, LLC
Dated:	August 27, 2009	By:	/s/ Charles P. Allen
Charles P. Allen
Director, AT&T Hedging Management, LLC